Exhibit 99.3

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders (the “Meeting”) of HudBay Minerals Inc. (the “Corporation”) held on June 16, 2011 in Toronto, Ontario. Each of the matters is described in greater detail in the Corporation’s Notice of Annual Meeting and Management Information Circular (the “Circular”) mailed to shareholders prior to the Meeting.

Item 1: Election of Directors

Each of the eight nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his successor is elected or appointed, based on a vote by a show of hands. Based on proxies received prior to the Meeting, each director received at least 86,038,413 votes, representing at least 85% of shares represented by proxy at the Meeting and voted on the matter.

Item 2: Appointment of Auditor

On a vote by a show of hands, Deloitte & Touche LLP was appointed auditor of the Corporation and the directors were authorized, upon recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte & Touche LLP as auditor from the holders of 100,265,951 shares, representing at least 98% of shares represented by proxy at the Meeting and voted on the matter.

Date: July 4, 2011

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name:	Patrick Donnelly
Title:	Senior Legal Counsel